Exhibit 99.1

News Release

Stantec’s second quarter 2018 results demonstrate

the strength of Consulting Services

Growth offset by continued issues with legacy Construction Services projects

EDMONTON, AB; NEW YORK, NY (August 8, 2018) TSX, NYSE:STN

Stantec’s Consulting Services business reports positive organic growth and financial results, generating $0.58 adjusted diluted earnings per share (EPS) during the quarter. Consolidated earnings were strengthened by the Company’s ongoing focus on revenue generation and operational efficiencies and by three strategic acquisitions. Strong performance in Consulting Services was offset by project issues in Construction Services, where delays and revised estimates to complete continued for legacy waste-to-energy projects in the United Kingdom and hard-bid and design-build projects in the United States. This negatively impacted Q2 18 EPS by approximately $0.17.

“Our Consulting Services business continues to perform well. We’re focusing on our long-term strategy, meeting targets, growing organically, and reducing costs,” explains Stantec president and chief executive officer, Gord Johnston. “Though we believe that our core Construction Services business is solid, several legacy projects continued to negatively impact results. We have placed a hold on hard-bid projects outside our area of expertise, we are winding down our exposure to the UK waste-to-energy market, and we continue to make positive progress on our strategic review.”

Summary of Results

	Quarter Ended June 30, 2018
	Consulting Services			Construction Services			Total
(In millions of Canadian dollars, except per share amounts and percentages)	$	% of NR		$	% of NR		$	% of NR
Gross revenue	1,092.0	126.5%		266.2	598.2%		1,358.2	149.6%
Net revenue	863.3	100.0%		44.5	100.0%		907.8	100.0%
Gross margin	470.1	54.5%		(4.9)	(11.0	% )	465.2	51.2%
Administrative and marketing expenses	356.8	41.3%		18.8	42.2%		375.6	41.4%
Other (income) expenses	(4.5)	(0.4	% )	(0.2)	(0.4	% )	(4.7)	(0.6	% )
EBITDA (note)	117.8	13.6%		(23.5)	(52.8	% )	94.3	10.4%

Adjusted EBITDA (note)	117.9	13.7%		(23.5)	(52.8	% )	94.4	10.4%
Adjusted net income (note)	65.7	7.6%		(19.2)	(43.1	% )	46.5	5.1%
Adjusted EPS - Basic (note)	0.58			(0.17)			0.41
Adjusted EPS - Diluted (note)	0.58			(0.17)			0.41
note: EBITDA, adjusted EBITDA, adjusted net income, and adjusted basic and diluted earnings per share (EPS) are non-IFRS measures (discussed in the Definition section of our 2017 Annual Report and our Q2 18 Management’s Discussion and Analysis).

Consulting Services

Stantec’s Consulting Services business achieved 4.5% organic net revenue growth when comparing Q2 18 to Q2 17, highlighted by 32.4% net organic growth in the Energy & Resources business operating unit (BOU). Consulting Services – Canada achieved 6.9% organic net revenue growth, and Consulting Services – United States achieved 3.3% organic net revenue growth. Consulting Services – Global achieved 3.9% net organic revenue growth, mainly due to new project starts in the Water BOU and the Mining sector. Positive momentum in organic growth resulted in 13.6% EBITDA as a percentage of net revenue and a 7.4% increase in adjusted diluted EPS—from $0.54 in Q2 17 to $0.58 in Q2 18.

Construction Services

Stantec’s core US and UK Construction Services business is meeting management’s expectations. However, project delays and performance issues in legacy waste-to-energy projects in the United Kingdom and legacy hard-bid and design-build projects in the United States continued to impact results. During the quarter, Stantec recorded additional negative revenue and cost adjustments of $16.3 million for UK-based waste-to-energy projects, $5.4 million on a major US design-build contract, and $3 million on legacy US-based hard-bid projects. Adjustments related to these projects negatively impacted gross margins and EBITDA and decreased EPS by approximately $0.17. Settlement agreements in two of the three UK waste-to-energy projects have been agreed upon in principle, and minimal additional costs are expected. Further costs associated with the remaining project are related to additional estimated costs to complete the project takeover, currently expected in Q3 18.

The Company continues to make positive progress in its strategic review of the Construction Services business, which it announced in April. As part of the review, Stantec will evaluate a range of strategic options to optimize the value of the Construction Services business and provide the best prospects for shareholders, clients, and employees.

Additional Information from the Second Quarter of 2018

	Q2 2018	Q2 2017	Change	% Increase
(In millions of Canadian dollars, except per share amounts and percentages)	$	$	$	(Decrease	)

Gross revenue	1,358.2	1,318.6	39.6	3.0%
Net revenue	907.8	888.4	19.4	2.2%
EBITDA (note)	94.3	158.2	(63.9)	(40.4%)
Adjusted EBITDA (note)	94.4	103.5	(9.1)	(8.8%)
Net income	39.6	97.6	(58.0)	(59.4%)
Adjusted net income (note)	46.5	57.9	(11.4)	(19.7%)
EPS - basic	0.35	0.86	(0.51)	(59.3%)
EPS - diluted	0.35	0.85	(0.50)	(58.8%)
Adjusted EPS – basic (note)	0.41	0.51	(0.10)	(19.6%)
Adjusted EPS – diluted (note)	0.41	0.51	(0.10)	(19.6%)
Dividends declared per common share	0.1375	0.1250	0.0125	10.0%

note: EBITDA, adjusted EBITDA, adjusted net income, and adjusted basic and diluted earnings per share (EPS) are non-IFRS measures (discussed in the Definition section of our 2017 Annual Report and our Q2 18 Management’s Discussion and Analysis). Certain comparative figures have been reclassified to conform to the presentation adopted for the current period. Gross and net revenue were accounted for using IAS 11 in 2017 and IFRS 15 in 2018.

•

During the quarter, Stantec acquired Traffic Design Group Limited, a transportation engineering firm in New Zealand; Norwest Corporation, an Alberta-based energy and resources firm; and Cegertec, a Quebec-based top-tier engineering firm.

•	Contract backlog was $5.3 billion at June 30, 2018—$4 billion in Consulting Services and $1.3 billion in Construction Services.

•	In Consulting Services, gross revenue was up 4.4% to $1,092 million, and net revenue was up 3.8% to $863.3 million in Q2 18 compared to Q2 17.

•

Gross margin in Consulting Services decreased—from 55.1% in Q2 17 to 54.5% in Q2 18—mainly due to project mix, competitive pricing pressures, and increased revenues in all Energy & Resources sectors, which are at lower margins.

•	Administrative and marketing expenses as a percentage of net revenue was 41.4% in Q2 18 compared to 42.1% in Q2 17. Year-to-date administrative and marketing expenses as a percentage of net revenue was 41.3% in Q2 18 compared to 42.7% for 2017, mainly due to operational efficiencies, lower integration costs, improved utilization, and lower occupancy costs.

•	Stantec’s effective annual income tax rate increased from 27% in Q1 18 to 29% in Q2 18. The change is mainly due to losses incurred in the UK Construction Services operation. These losses attract a tax benefit at a UK expected deferred tax rate of 17%, which is significantly lower than Stantec’s Q1 18 effective tax rate of 27%. The relationship between the tax rates and the estimated earnings in the jurisdiction in which Stantec operates resulted in the increase to the annual effective tax rate. This increase to the annual tax rate increased the Q2 18 tax rate to 30.8%, resulting in a reduction in EPS of approximately $0.02 in the quarter.

•	In Consulting Services, adjusted net income was up 5.8% and adjusted diluted EPS was up $0.04 in Q2 18 compared to Q2 17. These increases were due to acquisitions and organic revenue growth and improvements in administrative and marketing expenses as a percentage of net revenue.

•	On June 28, 2018, Stantec announced the amendment of its syndicated credit facilities agreement, which removed provisions for Stantec and its subsidiaries to grant collateral, thereby making all facilities unsecured. The amendment extended the maturity date of its revolving credit facility to five years and Tranches B and C of its term loans to four years and five years respectively. The accordion feature of the facility was also increased from $200 million to $400 million.

Subsequent Event

Stantec declared a dividend of $0.1375 per share on May 9, 2018, that was paid on July 12, 2018, to shareholders of record on June 29, 2018. Subsequent to the quarter end, on August 7, 2018, the Company declared a dividend of $0.1375 per share, payable on October 11, 2018, to shareholders of record on September 28, 2018.

Conference Call

On Wednesday, August 8, at 7:00 AM MDT (9:00 AM EDT), Stantec’s second quarter 2018 conference call and slideshow presentation will be broadcast live and archived in their entirety in the Investors section of stantec.com. Those wishing to listen to the call can phone toll-free at 1-888-220-8451 (Canada and the United States) or 1-647-484-0475 (international). Please provide the operator with confirmation code 6973125.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. This allows us to assess what’s needed and connect our expertise, to appreciate nuances and envision what’s never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Statements

Stantec’s EBITDA, adjusted EBITDA, adjusted net income, and adjusted basic and diluted earnings per share are non-IFRS measures. For a definition and explanation of non-IFRS measures, refer to the Critical Accounting

Estimates, Developments, and Measures section of the Company’s 2017 Annual Report and the 2018 Second Quarter Management’s Discussion and Analysis.

Certain statements contained in this news release constitute forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements relating to the strategic review of the Company’s Construction Services business, and further costs and completion dates associated with certain Construction Services projects. Forward-looking statements also include any other statements that do not refer to historical facts. Any such statements represent the views of management only as of the date hereof and are presented for the purpose of assisting the Company’s shareholders in understanding Stantec’s operations, objectives, priorities, and anticipated financial performance as at and for the periods ended on the dates presented and may not be appropriate for other purposes. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties.

We caution readers of this news release not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results to differ materially from the expectations expressed in these forward-looking statements. These factors include, but are not limited to, changing market conditions for Stantec’s services and the risk that Stantec fails to capitalize on its strategic initiatives. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions with respect to our Company.

For more information about how other material risk factors could affect our results, refer to the Risk Factors section and Cautionary Note Regarding Forward-Looking Statements section in our 2017 Annual Report and the 2018 Second Quarter Management’s Discussion and Analysis. You may obtain these documents by visiting EDGAR on the SEC website at sec.gov, on the CSA website at sedar.com, or at stantec.com. Or you may obtain a hard copy of the 2017 Annual Report free of charge from our investor contact noted below.

Media Contact Stephanie Smith Stantec Media Relations Ph: 780-917-7230 stephanie.smith2@stantec.com	Investor Contact Cora Klein Stantec Investor Relations Ph: 780-969-2018 cora.klein@stantec.com

Design with community in mind

Consolidated Statements of Financial Position
(Unaudited)

(In millions of Canadian dollars)	June 30 2018 $	December 31 2017 $

ASSETS
Current
Cash and cash equivalents	216.5	239.5
Cash in escrow	5.7	7.9
Trade and other receivables	846.1	816.1
Unbilled receivables	445.1	414.8
Contract assets	89.3	-
Income taxes recoverable	47.4	61.6
Prepaid expenses	51.1	54.3
Other financial assets	13.2	9.3
Other assets	7.2	4.7
Total current assets	1,721.6	1,608.2
Non-current
Property and equipment	253.1	212.6
Goodwill	1,640.6	1,556.6
Intangible assets	269.2	262.4
Investments in joint ventures and associates	12.3	11.9
Net employee defined benefit asset	16.9	12.7
Deferred tax assets	27.5	23.2
Other financial assets	186.6	186.1
Other assets	13.2	9.4

Total assets	4,141.0	3,883.1

LIABILITIES AND EQUITY
Current
Bank indebtedness	21.7	-
Trade and other payables	720.3	704.6
Deferred revenue	181.0	187.4
Income taxes payable	2.1	11.0
Long-term debt	51.2	198.2
Provisions	25.9	28.1
Other financial liabilities	1.5	4.0
Other liabilities	15.4	22.2
Total current liabilities	1,019.1	1,155.5
Non-current
Income taxes payable	19.2	18.3
Long-term debt	860.3	541.4
Provisions	85.8	81.7
Net employee defined benefit liability	28.1	31.2
Deferred tax liabilities	49.0	54.6
Other financial liabilities	7.7	9.1
Other liabilities	92.9	92.0

Total liabilities	2,162.1	1,983.8

Shareholders’ equity
Share capital	881.8	878.2
Contributed surplus	22.8	21.5
Retained earnings	958.7	947.1
Accumulated other comprehensive income	113.3	49.5

Total shareholders’ equity	1,976.6	1,896.3

Non-controlling interests	2.3	3.0

Total liabilities and equity	4,141.0	3,883.1

Consolidated Statements of Income
(Unaudited)

	For the quarter ended		For the two quarters ended
	June 30		June 30

	2018	2017	2018	2017
(In millions of Canadian dollars, except per share amounts)	$	$	$	$

Gross revenue	1,358.2	1,318.6	2,639.9	2,594.9
Less subconsultant/subcontractor and other direct expenses	450.4	430.2	855.5	835.7

Net revenue	907.8	888.4	1,784.4	1,759.2
Direct payroll costs	442.6	412.7	861.7	814.5

Gross margin	465.2	475.7	922.7	944.7
Administrative and marketing expenses	375.6	373.7	737.2	751.0
Depreciation of property and equipment	12.9	13.6	25.6	27.5
Amortization of intangible assets	17.5	18.7	39.1	42.2
Net interest expense	6.7	6.2	12.3	13.8
Other net finance expense	0.4	1.4	2.0	3.6
Share of income from joint ventures and associates	(0.4)	(1.3)	(0.7)	(2.0)
Foreign exchange (gain) loss	(0.9)	(1.0)	1.3	0.2
Gain on disposition of a subsidiary	-	(54.6)	-	(54.6)
Other income	(3.8)	(0.7)	(1.7)	(1.4)

Income before income taxes	57.2	119.7	107.6	164.4

Income taxes
Current	22.2	18.9	36.1	28.4
Current tax on disposition of subsidiary	-	124.1	-	124.1
Deferred	(4.6)	(1.0)	(4.9)	1.8
Deferred tax on disposition of subsidiary	-	(119.9)	-	(29.5)

Total income taxes	17.6	22.1	31.2	124.8

Net income for the period	39.6	97.6	76.4	39.6

Weighted average number of shares outstanding - basic	113,877,678	114,045,875	113,970,164	114,087,887

Weighted average number of shares outstanding - diluted	113,987,518	114,355,587	114,149,597	114,454,989

Shares outstanding, end of the period	113,852,947	113,816,504	113,852,947	113,816,504

Earnings per share
Basic	0.35	0.86	0.67	0.35

Diluted	0.35	0.85	0.67	0.35